Exhibit 99.3

NICE inContact Teams Up with Zoom for an Integrated Cloud Communications Platform

Leaders in cloud contact center and video-first unified communications join forces to deliver faster, more personalized customer experiences while supporting remote workers

Salt Lake City, Date April 2, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), and the leader in cloud contact center, today announced that it has entered into a partnership with Zoom Video Communications, Inc. (Nasdaq: ZM), a leader in video-first unified communications. As both companies offer services which enable remote workers, the partnership helps address rapidly changing customer needs and business continuity demands.

As companies and governments are increasingly asking employees to work from home, Zoom and NICE inContact are providing an integrated solution to quickly and productively enable remote employee collaboration and distributed virtual contact centers. Zoom Phone provides advanced cloud-based calling capabilities built on a video-first platform, which facilitates real-time collaboration with contact center agents using NICE inContact CXone. In addition to the existing capabilities Zoom and NICE inContact offer customers, NICE inContact CXone@home, a special edition of the enterprise-grade NICE inContact CXone cloud contact center platform, can be fully operational in 48 hours, is free for 45 days for new customers and integrates with back-office employees using Zoom for improved collaboration and faster customer service.

Through this partnership, both companies can now deliver the combined solution to contact center agents and knowledge workers globally. Now customer service organizations can combine the power of NICE inContact CXone, which unifies best-in-class customer analytics, omnichannel routing, workforce optimization and automation and artificial intelligence on an Open Cloud Foundation, with Zoom’s innovative Zoom Phone offering, enabling a more efficient environment for employees, exceptional customer experiences and better business results.

“As we speak, our customers are racing to transition employees to work from home or shifting work to employees in less affected regions to maintain business continuity,” said Paul Jarman, CEO NICE inContact, “We are thrilled to partner with Zoom and proud that we’re providing a solution that enables remote collaboration and customer service.”

“Zoom is excited to partner with NICE inContact to bring an integrated cloud communications offering to market,” said Laura Padilla, Head of Global BD and Channel for Zoom. “This solution will help global enterprises provide a seamless employee transition to remote working environments while continuing to deliver customer happiness.”

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

About Zoom

Zoom Video Communications, Inc. (NASDAQ: ZM) brings teams together to get more done in a frictionless video environment. Our easy, reliable, and innovative video-first unified communications platform provides video meetings, voice, webinars, and chat across desktops, phones, mobile devices, and conference room systems. Zoom helps enterprises create elevated experiences with leading business app integrations and developer tools to create customized workflows. Founded in 2011, Zoom is headquartered in San Jose, California, with offices around the world. Visit zoom.com and follow @zoom_us.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.